Common Equity Offering Investor Presentation November 2017 Free Writing Prospectus Dated November 28, 2017 Filed Pursuant to Rule 433 Registration Statement No. 333-221508

Forward-Looking Statements / Disclosure About Offering Cautionary Statement Regarding Forward-Looking Statements This presentation contains or incorporates by reference a number of forward-looking statements, including statements about our financial condition, results of operations, and prospects and may include statements for periods following the completion of this offering of our common stock. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “bode,” “predict,” “suggest,” “project,” “appear,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” “likely,” and other similar words and expressions. The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those beginning on page S-9 under the heading “Risk Factors” in the prospectus supplement we have filed with the Securities and Exchange Commission, on page 3 of the prospectus that accompanies the prospectus supplement, and in our Annual Report on form 10-K for the year ended December 31, 2016, as well as, among others, the following: those discussed and identified in public filings with the SEC made by us; higher than expected increases in our loan losses or in the level of nonperforming loans; an unexpected decline in real estate values within our market areas; unanticipated reduction in our deposit base or funding sources; an economic downturn or return to recessionary conditions, especially in our market areas; continued or increased competition from other financial service providers; the departure of key members of our management; an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; failures or interruptions in our informational systems; disruptions, security breaches or other adverse events affecting the third party vendors who performs several of our critical processing functions; government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate risk policies of the Federal Reserve; legislative and regulatory actions that could subject us to additional regulatory oversight, which may result in increased compliance costs and/or require us to change our business model; the risk that our current tax position, including the realization of our deferred tax assets in the future, could be negatively impacted by comprehensive tax reform; our ability to successfully introduce new products and services and enter new markets; the integration of acquired businesses and operations may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to our existing businesses; and the anticipated cost savings and other synergies of acquisitions may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to an acquisition may be greater than expected.

Forward-Looking Statements / Disclosure About Offering Cautionary Statement Regarding Forward-Looking Statements (continued) Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this presentation. All subsequent written and oral forward-looking statements addressed in this presentation and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this presentation, the prospectus supplement we have filed with Securities and Exchange Commission and the documents incorporated by reference therein. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Additional Information About the Offering Univest Corporation of Pennsylvania (the “Issuer”) has filed a registration statement (including a prospectus and a related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or the underwriters participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by contacting Keefe, Bruyette & Woods, Inc., Equity Capital Markets, 787 Seventh Avenue, 4th Floor, New York, NY 10019, or by calling toll-free at (800) 966-1559.

Offering Summary Issuer: Univest Corporation of Pennsylvania Exchange / Listing: NASDAQ: UVSP Offering Format: Follow-On (Shelf Takedown) Security: Common Stock Base Deal Value: $65 million (100% primary) Overallotment: 15% Use of Proceeds: General corporate purposes, including providing capital to support our growth organically or through strategic acquisitions, financing investments, and for investments in the Bank as regulatory capital. Lock-Up Agreement: 90 day Bookrunner: Keefe, Bruyette & Woods, a Stifel Company Co-Manager: Piper Jaffray

Investment Highlights High-performing, commercially-oriented community bank operating primarily in dynamic and desirable Southeastern Pennsylvania markets Experienced management team with proven performance track record Local consolidation has created a significant opportunity to attract new customers and experienced talent, driving growth across multiple business lines: Commercial Banking, Wealth Management, and Insurance Technology investments set the stage for future profitability enhancements Scalable infrastructure supports growth initiatives to generate operating leverage Wealth Management and Insurance provide differentiated revenue diversity and growth opportunities Fee income contributes ~30% of revenue Diverse revenue streams insulated from credit and interest rate risk Strong asset quality reflects experienced lending teams, strong credit culture, and proactive risk management

Overview of Univest Corp. of Pennsylvania Branch Footprint Financial Snapshot – As of 9/30/2017 UVSP provides a full range of banking, wealth management, and insurance services to commercial, retail and municipal customers across its footprint Primary Counties Served: Pennsylvania: Montgomery, Bucks, Philadelphia, Lancaster, Chester, Lehigh, Delaware, Berks, and Northampton New Jersey: Cape May and Atlantic DE NJ PA MD Source: Company filings (1) See non-GAAP reconciliation on page 24 (2) Market data as of 11/27/2017 UVSP (40 Branches) Company Description Headquarters: Souderton, PA Founded: 1876 Assets: $4,417 mm Gross Loans: $3,489 mm Deposits: $3,519 mm Tangible Common Equity: (1) $348 mm Market Cap: (2) $771 mm Branches: 40

Executive Management

Deposit Market Share: Pennsylvania Banks Source: SNL Financial; Deposit data as of June 30, 2017 Philadelphia MSA ~89% of deposits in the Philadelphia MSA are held by international banks, or large out-of-market regionals Pennsylvania #9 Pennsylvania market share among independent Pennsylvania-based institutions

Operating in Desirable PA Markets Source: SNL Financial; Deposit data as of June 30, 2017 (1) Excludes $36 million of deposits and one branch operating in Cape May County, NJ UVSP Pennsylvania Franchise Overview

Market Opportunity

13 recent acquisitions covering 337 in-market branches and $18 billion of deposits have created a significant growth opportunity for UVSP



Northampton
Lehigh
Berks
Bucks
Chester
Delaware
Montgomery
Lancaster
Philadelphia
UVSP (40 Branches)
Recently Acquired Branches in UVSP Markets (337)

Recent Acquisitions in UVSP Markets

Target	Acquiror	Date of Acquisition[1]	In-Market Branches	In-Market Deposits ($mm)
Susquehanna Bancshares Inc.	BB&T Corp.	11/12/14	93	6,003
National Penn Bancshares Inc.	BB&T Corp.	8/17/15	103	5,830
First Niagara Financial Group Inc.	KeyCorp	10/30/15	54	2,470
First FS&LA of Bucks County	FSB Mutual Holdings, Inc.	11/19/14	11	579
Penn Liberty Financial Corp.	WSFS Financial Corp.	11/23/15	11	556
Conestoga Bancorp Inc.	Beneficial Bancorp, Inc.	10/22/15	14	536
Royal Bancshares of Pennsylvania Inc.	Bryn Mawr Bank Corp.	1/31/17	12	516
Continental Bank Holdings Inc.[2]	Bryn Mawr Bank Corp.	5/5/14	12	481
Alliance Bancorp Inc. of PA	WSFS Financial Corp.	3/3/15	8	342
East River Bank	DNB Financial Corp.	4/4/16	5	213
Polonia Bancorp Inc.	Prudential Bancorp, Inc.	6/2/16	5	197
Eagle National Bancorp Inc.	ESSA Bancorp, Inc.	7/29/15	5	149
Bucks County Bank	First Bank	3/29/17	4	135
Total:			**337**	**18,008**

Source: SNL Financial; Deposit data as of June 30, 2015 unless noted otherwise
Note: UVSP markets include: Montgomery, Bucks, Philadelphia, Lancaster, Chester, Lehigh, Delaware, Berks, and Northampton Counties in Pennsylvania
(1) Represents date of deal announcement
(2) Deposit data as of June 30, 2014

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Strategic Growth Positioning In 2016, UVSP acquired Fox Chase Bancorp, Inc. ($1.1 billion assets) Retained all commercial lenders and relationship managers Leveraging middle-market and private equity expertise 45% cost savings fully recognized as of 1Q 2017 In 2016, UVSP completed the lift-out of a legacy National Penn commercial lending team 12 commercial lenders and relationship managers Focus on C&I and agricultural lending Supporting lenders with physical financial center presence: Willow Street, Strasburg, Brownstown, Christiana, and Intercourse (expected 2Q 2018) $206 million of loans in 17 months Investments in facilities and technology to improve customer access and experience New financial centers are smaller, more efficient, and technology-oriented Comprehensive mobile app facilitates customer access anytime and anywhere Opportunities for additional branch network optimization Key recent non-bank acquisitions Sterner Insurance Associates, Inc. (7/2014) Girard Partners Ltd. (1/2014)

Overview of Recent Bank Acquisitions Fox Chase Bancorp, Inc. Valley Green Bank Headquarters: Announcement Date: Target Assets: Deposits: Common Equity: Deal Value: Hatboro, PA 12/08/2015 $1,099mm $718mm $176mm $244mm Headquarters: Announcement Date: Target Assets: Deposits: Common Equity: Deal Value: Philadelphia, PA 06/18/2014 $370mm $335mm $35mm $78mm UVSP (29) Fox Chase (10) UVSP (31) Valley Green (5)

Strong and Stable Financial Performance Net Income ($mm) Earnings Per Share ($) ROAA (%) ROAE (%) Adjusted for FXCB acquisition and integration expenses

Commercial Banking Focus Total Loan Portfolio (9/30/2017) Total Commercial Loans ($mm) Total Loans: $3.5bn Yield on Loans: 4.62% Gross Loans ($mm) CAGR: 20% CAGR ex. Acquisitions: 11% CAGR: 22% Includes Residential R.E. secured for business purposes Commercial real estate loans as defined in the regulatory agencies guidance on commercial real estate (CRE) as a percent of risk-based capital; Excludes owner-occupied CRE loans; Shown at bank level (1) Standalone CRE / TRBC (2): 213%

Asset Quality Review Nonaccrual Loans / Total Loans HFI (%) NPAs / Total Assets (%) (1) NCOs / Average Loans (%) Reserves / Nonaccrual Loans (%) (1) For 2015Y, 2016Y, and YTD, nonperforming loans and assets exclude acquired credit impaired loans from Fox Chase and Valley Green

Deposit Profile Deposits ($mm) Deposit Portfolio (9/30/2017) Noninterest Bearing Deposits ($mm) CAGR: 14% CAGR ex. Acquisitions: 6% CAGR: 23% Total Deposits: $3.5bn Cost of Deposits: 0.35%

Wealth Management UVSP offers comprehensive wealth management services including: Broker / Dealer Registered Investment Advisor Municipal Pension Services Retirement Plan Services and Trust $3.5 billion in assets under management at September 30, 2017 2017 year-to-date revenue growth of 19.4% for wealth management compared to the same period in 2016 2017 year-to-date, wealth and trust fees comprise 10.4% of total revenues Organic growth supplemented by acquisitions: Most recent acquisition of registered investment advisor, Girard Partners Ltd., in January 2014 Girard Partners represents a platform for potential future fold-in acquisitions Wealth Fees ($mm) Assets Under Management ($mm)

Insurance Insurance Fees ($mm) Written Premiums ($mm) Univest Insurance is a full-service agency providing commercial and personal lines, employee benefits and HR consulting solutions Independent insurance agency with more than 60 carrier relationships Written premiums of $159 million as of September 30, 2017 2017 year-to-date revenue growth of 6.0% compared to the same period in 2016 (excluding contingency revenue) 2017 year-to-date, insurance commissions and fees comprise 7.6% of total revenues Univest Insurance is the product of eight acquisitions beginning in 2000 Most recent acquisition was Sterner Insurance in July 2014, which provided a presence in the Lehigh Valley

Securities Portfolio Overview Securities Portfolio ($mm) $444 million, or 10% of assets Average Yield: 2.33% Weighted Average Life: 4.9 years Modified Duration: 4.3% Total Securities: $443.8mm Yield on Securities: 2.33% (1) (1) Other includes: $6.6 mm of Money Market Mutual Funds, $3.8 mm of CMOS, and $1.0 mm of Equity Securities

Financial Snapshot

$ in millions unless stated otherwise	At or for the year ended, 2012	2013	2014	2015	2016	At or for the period ended, YTD 9/30/2017
Balance Sheet						
Total Assets	2,305	2,192	2,235	2,879	4,231	4,417
Gross Loans	1,486	1,544	1,630	2,184	3,292	3,489
Total Deposits	1,865	1,844	1,861	2,394	3,258	3,519
Tangible Common Equity [1]	226	220	210	242	322	348
Loans / Deposits (%)	79	84	87	91	101	99
Tang. Common Equity / Tang. Assets (%) [1]	10.1	10.3	9.7	8.8	8.0	8.2
Tangible Book Value Per Share ($) [1]	13.46	13.53	12.96	12.40	12.13	13.06
Income Statement						
Net Interest Income	72.7	72.7	72.2	93.9	114.2	106.5
Provision for Loan Losses	10.0	11.2	3.6	3.8	4.8	7.9
Non-Interest Income	40.0	46.6	48.3	52.4	56.0	45.1
Non-Interest Expenses	76.3	81.1	87.3	105.5	142.0 [2]	97.3
Net Income	20.9	21.2	22.2	27.3	19.5 [3]	33.8
Performance Metrics						
Earnings Per Share ($, dil.)	1.24	1.28	1.37	1.39	0.84	1.27
ROAA (%)	0.95	0.95	1.01	0.98	0.56	1.05
ROAE (%)	7.4	7.5	7.7	7.6	4.5	8.7
Efficiency Ratio (%) [4]	64.1	64.6	69.0	69.3	80.1	61.8
Fee Income / Operating Revenue (%)	35.5	39.1	40.1	35.8	32.9	29.7
NIM (%) (tax equivalent)	3.89	3.81	3.87	3.96	3.82	3.78
Credit Metrics						
NPAs / Assets (%)	2.07	1.52	1.09	0.73 [5]	0.64 [5]	0.70 [5]
NCOs / Average Loans (%)	1.03	0.77	0.47	0.33	0.18	0.19
Reserve / Loans (%)	1.67	1.59	1.27	0.81	0.53	0.59

(1) Tangible Common Equity, Tang. Common Equity / Tang. Assets and Tangible Book Value per Share are non-GAAP financial measures; refer to non-GAAP reconciliation on page 24
(2) Includes $17.7 million of pre-tax FXCB acquisition and integration expenses
(3) Includes $11.8 million of after-tax FXCB acquisition and integration expenses
(4) Noninterest expense to net interest income before loan loss provision plus noninterest income adjusted for tax equivalent income
(5) Nonperforming loans and assets exclude acquired credit impaired loans from Fox Chase and Valley Green

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Pro Forma Capital Snapshot (1) See non-GAAP reconciliation on page 24

Summary Considerations High-performing, commercially-oriented community bank operating primarily in dynamic and desirable Southeastern Pennsylvania markets Experienced management team with proven performance track record Local consolidation has created a significant opportunity to attract new customers and experienced talent, driving growth across multiple business lines: Commercial Banking, Wealth Management, and Insurance Technology investments set the stage for future profitability enhancements Scalable infrastructure supports growth initiatives to generate operating leverage Wealth Management and Insurance provide differentiated revenue diversity and growth opportunities Fee income contributes ~30% of revenue Diverse revenue streams insulated from credit and interest rate risk Strong asset quality reflects experienced lending teams, strong credit culture, and proactive risk management

Appendix

Non-GAAP Reconciliation Source: Company Filings (1) Goodwill and intangibles excludes Mortgage Servicing Rights (MSRs) $ in millions unless stated otherwise 2012 2013 2014 2015 2016 Q3 2017 Pro Forma $65M Common Offering Total Common Shareholder's Equity (GAAP) $284.3 $280.5 $284.6 $361.6 $505.2 $528.8 $528.8 Less: Goodwill and Intangibles (GAAP) (1) 58.5 60.2 74.4 119.4 182.7 180.6 180.6 Plus: Net Offering Proceeds - - - - - - 61.3 Total Tangible Common Equity (non-GAAP) 225.8 220.3 210.2 242.2 322.5 348.2 409.5 Total Assets (GAAP) 2,304.8 2,191.6 2,235.3 2,879.5 4,230.5 4,417.4 4,417.4 Less: Goodwill and Intangibles (GAAP) (1) 58.5 60.2 74.4 119.4 182.7 180.6 180.6 Plus: Net Offering Proceeds - - - - - - 61.3 Total Tangible Assets (non-GAAP) 2,246.3 2,131.4 2,160.9 2,760.1 4,047.8 4,236.8 4,298.1 Tangible Common Equity / Tangible Assets (%) 10.05% 10.34% 9.73% 8.78% 7.97% 8.22% 9.53% Common Shares Outstanding (mil.) 16.770 16.288 16.222 19.531 26.589 26.671 Tangible Book Value per Share $13.46 $13.53 $12.96 $12.40 $12.13 $13.06